

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34


03024756

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 14 July 2003

SUPPL

03 JUL 22 7:21

Dear Sirs,

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 7/22

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (in which CORPORACION MAPFRE has a 51% stake) has received a notification from SEPI, whose text is enclosed.

Madrid, 10 July 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.



Mr. Esteban Tejera Montalvo
General Manager
Mapfre Caja Madrid Holding de Entidades Aseguradoras, S.A.
Pº Recoletos, 29 , planta 6ª
28004 MADRID

Madrid, 10 July 2003

Dear Sirs,

Regarding your Binding Offer for MUSINI VIDA, submitted before Notary Public on Tuesday 17 June, we are pleased to inform you that the Board of Directors of SEPI, in its meeting held today, has agreed, in accordance with the rules of the privatisation process, to award the stake held by SEPI in MUSINI VIDA to the offer submitted by MAPFRE CAJA MADRID HOLDING.

We wish to remind you of your obligation to comply with the requirements of Art. 21 of Law 30/1995.

We will be contacting you over the next few days in order to prepare for the signing of the private contract.

We thank you for the effort and enthusiasm devoted to this transaction.

Yours kindly,

Pedro Pablo Nuñez-Domingo

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (in which CORPORACION MAPFRE has a 51% stake) has received a notification from SEPI, whose text is enclosed.

Madrid, 27 June 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.

Mr. Esteban Tejera Montalvo
General Manager
Mapfre Caja Madrid Holding de Entidades Aseguradoras, S.A.
Pº Recoletos, 29 , planta 6ª
28004 MADRID

Madrid, 27 June 2003

Dear Sirs,

Regarding your Binding Offer for MUSINI, S.A., submitted before Notary Public on Tuesday 17 June, we are pleased to inform you that the Board of Directors of SEPI, in its meeting held today, has agreed, in accordance with the rules of the privatisation process, to award the stake held by SEPI in MUSINI S.A. to the offer submitted by MAPFRE CAJA MADRID HOLDING.

We wish to remind you of your obligation to comply with the requirements of both Art. 69 of the Securities Market Law (Ley de Mercado de Valores) and Art. 21 of Law 30/1995.

We will be contacting you over the next few days in order to prepare for the signing of the private contract.

We thank you for the effort and enthusiasm devoted to this transaction.

Yours kindly,

Pedro Pablo Nuñez-Domingo

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that MAPFRE USA CORPORATION, a company based in Puerto Rico, and in which CORPORACION MAPFRE holds indirectly a controlling stake, has signed an agreement of intent, subject to obtaining the necessary administrative authorisations, to acquire CANADA LIFE INSURANCE COMPANY OF PUERTO RICO. This company operates in the Life, Accidents and Health insurance branches in Puerto Rico and the U.S. Virgin Islands. As of December 2002, its premiums volume amounted to USD 37.2 million and its shareholders' funds amounted to USD 5.1 million

The price agreed for this transaction is USD 7 million.

Although all the details of this transaction are not yet finalised, it is expected that it will be closed over the next few weeks.

Madrid, 9 July 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.